SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                         Schedule 13E-4

                  Issuer Tender Offer Statement

 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of
1934)


   DECADE COMPANIES INCOME PROPERTIES -- A LIMITED PARTNERSHIP
                      (Name of the Issuer)
   DECADE COMPANIES INCOME PROPERTIES -- A LIMITED PARTNERSHIP
                (Name of Person Filing Statement)
                  Limited Partnership Interests
                 (Title of Class of Securities)
                              None
              (CUSIP Number of Class of Securities)
                       Jeffrey Keierleber
                      c/o Decade Companies
    Decade Companies Income Properties--A Limited Partnership
                250 Patrick Boulevard, Suite 140
                Brookfield, Wisconsin  53045-5864

                         with copies to

                    Conrad G. Goodkind, Esq.
                         Quarles & Brady
                     411 E. Wisconsin Avenue
                Milwaukee, Wisconsin  53202-4497

_________________________________________________________________
  (Names, Addresses and Telephone Numbers of Persons Authorized
            to Receive Notices and Communications on
              Behalf of Person Filing Statements.)
______________________October 24, 1996___________________________
        (Date Tender Offer First Published, Sent or Given
                      to Security Holders)

                    Calculation of Filing Fee

     Transaction Valuation*                  Amount of Filing Fee
          $7,021,457                                $1404

* For purposes of calculating the filing fee only. This amount assumes the purchase of 17,466.31 Limited Partnership Interests at $402.00. The amount of the filing fee, calculated in accordance with Rule O-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the securities subject to the tender offer.

[X] Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $1404
Form or Registration No.:     Filing of Schedule 13E-3
Filing Party:                 DECADE COMPANIES INCOME PROPERTIES
                              -- A LIMITED PARTNERSHIP
Date Filed:                   October 24, 1996

     This Schedule 13E-4 Issuer Tender Offer Statement is being filed by Decade Companies Income Properties -- A Limited Partnership (the "Partnership"). The Partnership is the issuer of the class of securities which is the subject of the Schedule 13E-4 transaction. Concurrently with the filing of this Issuer Tender Offer Statement, the Partnership is filing with the Securities and Exchange Commission, a Schedule 13E-3 Transaction Statement and the Offer to Purchase. A copy of the Offer to Purchase is attached as an Exhibit hereto. The information contained in the Offer to Purchase is incorporated by reference in answer to the items of this Issuer Tender Offer Statement and the Cross Reference Sheet set forth below shows the location in the Offer To Purchase of the information required to be included in response to the items of this Issuer Tender Offer Statement. The information contained in the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Purchase and the exhibits and annexes thereto.

                      Cross Reference Sheet
      (Pursuant to General Instructions to Schedule 13E-4)

Schedule 13E-4
Item Number Caption      Caption in Offer to Repurchase (for
                         incorporation by reference)

1.   Security and Issuer
     (a)                 "The Partnership -- Background of the
                         Partnership."

     (b)                 "The Partnership -- Background of the
                         Partnership;" "The Offer."

     (c)                 "Lack of Market and Distributions."

     (d)                 Not Applicable.

2.   Source and Amount of Funds or Other Considerations

     (a)--(b)            "Financing the Offer."

3. Purpose of the Tender Offer and Plans or Proposal of the Issuer or Affiliate

     (a)--(j)            "The Partnership--Certain Effects of the
                         Offer."

                         "The Partnership--Conduct of the
                         Partnership After the Offer."

4.   Interest in Securities of the Issuer

                         No transactions in the Limited
                         Partnership Interests were effected by
                         the Partnership or a relevant party.

5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities

                         "The Partnership--Interests of Certain
                         Persons in the Offer."

6.   Persons Retained, Employed or to Be Compensated

                         "The Offer--Fees and Expenses;" "The
                         Partnership -- Fairness of the Offer."

7.   Financial Information

     (a)                 "Financial Statements."

     (b)                 "Pro Forma Financial Data."

8.   Additional Information

     (a) "The Partnership--Interests of Certain Persons in the Offer;" "The Partner-ship--Certain Effects of the Offer;" "The Partnership--Conduct of the Partnership After the Offer."

     (b)                 "The Partnership--Regulatory Matters."

     (c)                 "The Partnership--Regulatory Matters."

     (d)                 Not Applicable.

     (e)                 Offer to Purchase and the annexes and
                         exhibits thereto.

9.   Material to be Filed as Exhibits

     (a)  (1)            Offer to Purchase and the Annexes
                         (appraisals and fairness opinions)
                         thereto.

          (2)            Cover letter to Limited Partners, dated
                         October 24, 1996.

     (b)                 Not Applicable.

     (c)                 Not Applicable.

     (d)                 Not Applicable.

     (e)                 Not Applicable.

     (f)                 Not Applicable.

                           SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 24, 1996.



                              DECADE COMPANIES INCOME PROPERTIES
                              -- A LIMITED PARTNERSHIP



                              BY:   /s/ Jeffrey Keierleber
                                   Jeffrey Keierleber, General
                                   Partner of Decade Companies,
                                   General Partner of the
                                   Partnership